Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

PENGROWTH ANNOUNCES EXECUTIVE APPOINTMENT

(Calgary, September 15, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”) is pleased to announce the appointment of Mr. Andrew Grasby as Vice President, General Counsel & Corporate Secretary, effective immediately. In his new position, Mr. Grasby will be responsible for the administration of Pengrowth’s legal affairs and corporate compliance.

“Andrew has broad experience in securities law, governance, and brings a strong business understanding of oil and gas transactions” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “He will be a vital addition to our Pengrowth team and a key contributor in supporting the execution of our corporate strategy”.

Mr. Grasby received his B.Comm. (Accounting) from the University of Calgary in 1987 and his MBA and LLB from Dalhousie University in 1991. Mr. Grasby completed his articling at McCarthy Tetrault in 1991 and became a partner in 1999.  In addition to his LLB and MBA degrees, Mr. Grasby is also a holder of the Chartered Financial Analyst designation, which he was awarded in 1996.

Mr. Grasby is a member of the Canadian Bar Association, the Law Society of Alberta, the Law Society of England and Wales and the CFA Institute.
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About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and is evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

For media inquiries contact:
Telephone: (403) 213-6847 Facsimile: (403) 781-9064

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